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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.          )*
                                          ---------

                          FlashNet Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                           Common Stock, no par value
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                  338527 10 4
           --------------------------------------------------------
                                 (CUSIP NUMBER)

               M. Scott Leslie, 1812 North Forest Park Boulevard,
                      Fort Worth, Texas 76102 (817) 332-8883
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                March 15, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 338527 10 4                                        Page 1 of 4 Pages
          -----------                                            ---  ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ISP Investors, L.P., Kleinheinz Capital Partners, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER
                                 0
     NUMBER OF               --------------------------------------------------
       SHARES                (8) SHARED VOTING POWER
    BENEFICIALLY                 1,666,394
      OWNED BY               --------------------------------------------------
        EACH                 (9) SOLE DISPOSITIVE POWER
      REPORTING                  0
       PERSON                --------------------------------------------------
        WITH                 (10) SHARED DISPOSITIVE POWER
                                  1,666,394
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,666,394
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.4%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN, CO
-------------------------------------------------------------------------------

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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






















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SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                         1812 North Forest Park Boulevard
                              Fort Worth, Texas 76102

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  NAME:

               ISP Investors, L.P. and Kleinheinz Capital Partners, Inc., its general partner ("General Partner").

          (b)  BUSINESS ADDRESS:

               The principal executive offices for ISP Investors, L.P. and General Partner is 201 Main Street, Suite 2001, Fort Worth, Texas 76102

          (c)  BUSINESS PURPOSE:

               ISP Investors, L.P. and General Partner are in the business of investing in securities.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Neither ISP Investors, L.P. nor General Partner has been convicted in a criminal proceeding during the previous five years. Neither ISP Investors, L.P. nor General Partner has been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  STATE OF ORGANIZATION:

               ISP Investors, L.P. is a Texas limited partnership. General Partner is a Texas corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          In May and August of 1998, ISP Investors, L.P. purchased a total of 490,116 shares of FlashNet's Series A Convertible Preferred Stock. The source of funds for such


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          purchase was working capital.  On March 19, 1999, the date of consummation of FlashNet's initial public offering, ISP Investors, L.P.'s shares of preferred stock were automatically converted into 1,666,394 shares of FlashNet's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

          ISP Investors, L.P. acquired the FlashNet Common Stock as described above and holds the Common Stock as an investment. ISP Investors, L.P. and General Partner intend for FlashNet's Common Stock to continue to be eligible for trading on the NASDAQ National Market.
          ISP Investors, L.P. or General Partner may make purchases of FlashNet Common Stock from time to time and may dispose of any or all of such shares held by it at any time following the expiration of a lock-up period on September 11, 1999 (pursuant to the Lock-Up Agreement described below). Neither ISP Investors, L.P. nor General Partner has present plans nor do they contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Each of ISP Investors, L.P. and General Partner is the beneficial owner of 1,666,394 shares of FlashNet's Common Stock (or approximately 12.4% of its outstanding shares). ISP Investors, L.P. and General Partner share the power to vote and dispose of all these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          ISP Investors, L.P. is a party to a Lock-Up Agreement entered into in connection with ISP FlashNet's initial public offering which restricts its disposition of its shares of FlashNet Common Stock for a period of 180 days following March 15, 1999.

          Except as set forth above, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in
          Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          4.1 Lock-Up Agreement, dated October 15, 1998, among ISP Investors, LP and FlashNet Communications, Inc.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: March 24, 1999
                                            ---------------------------------

                                       ISP INVESTORS, L.P.
                                       By: KLEINHEINZ CAPITAL PARTNERS,
                                           INC., ITS General Partner


                                       By: /s/ John Kleinheinz
                                          -------------------------------------

                                       Name: John Kleinheinz
                                            -----------------------------------

                                       Title: President
                                             ----------------------------------




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